FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 13, 2011, announcing that Registrant has been selected by Synterra to extend Broadband Telecommunications throughout the Russian Far East.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 13, 2011	By: /s/ Alon Levy
Alon Levy
Legal Counsel

Gilat Selected by Synterra to Extend Broadband Telecommunications
throughout the Russian Far East

-The network will expand residential broadband services under the operator’s USO obligations –

Petah Tikva, Israel, July 13 2011 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that it has been selected by Synterra, Russia’s national communications carrier, to provide satellite communications equipment for the extension of a broadband network throughout Siberia and the Russian Far East. The network is set to support the operator’s USO goals in the region, providing residents of remote communities with essential connectivity to broadband internet and telephony services.

As part of the agreement, Synterra, a long-time Gilat partner in Russia, has committed to implement Gilat’s technology in 1500 remote sites.

“We are proud to continue our ongoing partnership with Synterra, and view this project as a clear vote of confidence in our technology and service support. We look forward to supporting Synterra’s efforts in extending broadband connectivity throughout the rugged geography of the Siberian and Russian Far East districts", said Arie Rozichner , Gilat's RVP Eurasia.

- end -

About Synterra
Synterra Group of Companies, the national communication carrier of Russia provides a comprehensive range of telecommunication services to national corporations, public structures, corporate customers, communication operators, content providers and private users in the territory of Russia and the CIS countries, Baltic States, Europe and Asia. For more information please visit www.synterra.ru

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com